Exhibit 8

Letter Agreement in Principle, dated as of February 13, 2001, by and among America Online Latin America, Inc. and America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, Banco Itau, S.A. Cayman Branch and Itau Bank Limited.

                                                               February 13, 2001

America Online, Inc.
22000 AOL Way
Dulles, VA 20166-9323

Aspen Investments LLC
Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.-Cayman Branch
Itau Bank Limited
Rua Boa Vista 176
Sao Paulo, Brazil

Ladies and Gentlemen:

     This letter is intended to confirm the agreement by and among America Online Latin America, Inc. ("AOLA") and each of America Online, Inc. ("AOL"), Aspen Investments LLC and Atlantis Investments LLC (collectively, "ODC") and Banco Itau, S.A.-Cayman Branch and Itau Bank Limited (collectively, "Banco Itau," and together with AOL and ODC, the "Purchasers") regarding the proposed sale of equity securities of AOLA to each of AOL, ODC and Banco Itau.

     Each of the Purchasers agrees to contribute to the capital of AOLA the amounts set forth opposite its respective name on the term sheet attached hereto as Exhibit A and agrees to the other terms set forth therein. Counsel for AOLA will prepare the definitive draft documents necessary to implement this agreement, including without limitation (the "Definitive Documents"):

o        purchase agreement(s),
o a certificate of designation for the Series D Preferred Stock and, if necessary, an amendment to AOLA's Certificate of Incorporation,
o amendments to the Stockholders' Agreement and Registration Rights Agreement among AOLA, AOL and ODC, and
o an amendment to the existing Registration Rights and Stockholders' Agreement between AOLA and Banco Itau (pursuant to such amendment, among other things, Banco Itau will have the right to effect repurchase transactions at its sole discretion with respect to all or any part of the securities to be purchased hereunder on the terms and conditions to be agreed to in the Definitive Documents).

     Each of the parties acknowledges and agrees that it will proceed in good faith in negotiating the Definitive Documents, which may include refinements and clarifications of the terms and conditions set forth on Exhibit A, as well as additional terms that, although not specified herein, are customary in equity investments of this type and consistent with the existing documents evidencing the Purchasers' current investments in AOLA; provided, that if the Definitive Documents are not executed on or prior to April 15, 2001, this letter agreement shall terminate; provided, further, that such termination shall not relieve any party from liability for any obligation it may have failed to perform prior to such termination.

     The signing of the definitive agreements will be conditioned on the Board of Directors of AOLA having approved this transaction (which will require, at a minimum, that the Board receive a favorable recommendation to the Board of Directors by a special committee of the Board constituted to advise the Board on this transaction (which committee will seek a "fairness opinion" from an investment bank to be retained by that committee)). The equity securities will be issued by AOLA to the Purchasers pursuant to Regulations D and S promulgated under the Securities Act of 1933, as amended.

     AOLA shall reimburse each Purchaser in an amount not to exceed US$25,000 per Purchaser for legal fees and other out-of-pocket expenses incurred by such Purchaser in connection with the negotiation and execution of this letter and the transactions described herein, whether or not the transactions described herein are completed. Except as set forth in the preceding sentence, all parties shall be responsible for their own costs and expenses.

     This agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware and may be modified only pursuant to a writing signed by all of the parties hereto.

     If you determine that the foregoing is satisfactory in principle, we would appreciate acknowledgment of that determination by the execution and delivery to us of the enclosed copy of this letter.

                                      Very truly yours,

                                      America Online Latin America, Inc.


                                      By: /s/ Charles M. Herington
                                          Charles M. Herington
                                          President and Chief Executive Officer

The foregoing is agreed to and accepted.

America Online, Inc.


By: /s/ Gerald R. Sokol, Jr.
     Gerald R. Sokol, Jr.
     Senior Vice President
     Dated, February 13, 2001

Aspen Investments LLC


By: /s/ Cristina Pieretti           /s/ Jean Barton Jenn
     Cristina Pieretti               Jean Barton Jenn
     Executive Vice President        Secretary
     Dated, February 13, 2001

Atlantis Investments LLC


By:/s/ Cristina Pieretti            /s/ Jean Barton Jenn
    Cristina Pieretti                Jean Barton Jenn
    Executive Vice President         Secretary
    Dated, February 13, 2001

Banco Itau, S.A.-Cayman Branch


By: /s/ Roberto Egydio Setubal
     Roberto Egydio Setubal
     President
     Dated, February 13, 2001

Itau Bank Limited


By: /s/ Roberto Egydio Setubal
     Roberto Egydio Setubal
     President
     Dated, February 13, 2001

                                    Exhibit A

                                   Term Sheet

                       America Online Latin America, Inc.

              Capital Contribution and Subscription for New Shares

Issuer  . . . . . . . . . America Online Latin America, Inc. (the "Company"), a
                          Delaware corporation.

Purchasers . . . . . . .  A.  America Online, Inc. ("AOL"), a Delaware
                          corporation.

                          B. Banco Itau, S.A.-Cayman Branch and Itau Bank Limited (collectively "Itau").

                          C. Aspen Investments LLC, and Atlantis Investments LLC, each a Delaware limited liability company (collectively "ODC").

Capital Contributions . . A.  AOL: US$ 66,338,075;

                          B.  Itau:  US$ 19,864,875;

                          C.  ODC:  US$ 63,797,050.

Securities . . . . . . .  A. AOL:  Series D Preferred  Stock (each share of which will be convertible into one share of "High Vote Common Stock" (as defined in AOLA's current Certificate of Incorporation))with a liquidation preference equal to the amount of AOL's Capital Contributions hereunder, ranking senior (in liquidation, but not with respect to dividends) to other classes of the Company's Preferred Stock, with voting rights equal to those of the Company's other Preferred Stock and with a dividend rate equal to 3% of the per share liquidation preference (on terms consistent with, and pari passu with, the Company's other Preferred Stock);

                          B.  Itau: Class A Common Stock;

                          C.  ODC:  Series C Preferred Stock.

Purchase Price . . . . .  For each  share  of each of the  above classes of stock, the average of the closing price of the Class A Common Stock quoted on the Nasdaq National Market System as published in the Wall Street Journal for a certain number of trading days prior to the initial funding date as may be agreed to by the parties and specified in the Definitive Documents.

Target Closing Date . . . March 8, 2001

Payment Schedules . . . . Capital  will be  contributed  in an aggregate  amount of $150 million on the following dates: (i) April 1, 2001, (ii) June 1, 2001 and (iii)August 1, 2001.
                          The amount to be contributed on each funding date will be set forth in the Definitive Documents and will be based on the projected cash needs of AOLA (plus an agreed upon "cushion") as demonstrated by a business plan to be finalized prior to  the
                          execution  of  the   Definitive   Documents; provided,
                          that the Definitive Documents will provide that notwithstanding the definitive amounts established for each funding date, the Purchasers shall fund such additional amounts as may be needed by AOLA (subject to the aggregate limit of $150 million). On each funding date, (a) AOL, Itau and ODC will each make a capital contribution in an amount equal to their respective pro rata portions of the aggregate amount required to be contributed on such funding date, and (b) in exchange therefor the Company will issue to each such entity the applicable number of shares of the Company's capital stock.

Definitive Agreements  .  Purchase  Agreement  among the Company and  the
                          Purchasers, amendment to the Stockholders Agreement and the Registration Rights Agreement among the Company, AOL and ODC (to make the newly issued securities subject to that agreement) and amendment to the Registration Rights and Stockholders Agreement between the Company and Itau (to make the newly issued securities subject to that agreement as "Unrestricted Shares", other than Section 10.1(a) and 10.1(b)(i); provided, that the documents will provide that (A) all public sales of the securities will be subject to
                          Section 10.1(e)(ii) and (B) all private sales of the securities will be subject to Section 10.1(e)(iii) and a right of first refusal in favor of AOLA, AOL and
                          ODC).

Confidentiality . . . . . The terms of this Term Sheet, the Parties' discussions and their subject matter are confidential and shall be disclosed only to the Parties' employees and outside advisors who have a need to know such confidential information, except as required by law or with the prior written consent of all the Parties hereto.